Exhibit 12.1

FINANCIAL RATIOS

	For the nine months ended September 30,	For the year ended December 31,
	2016	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges	-	-	-	-	-	-
Ratio of earning to combined fixed charges and preferred stock dividends	-	-	-	-	-	-

	For the nine months ended September 30,	For the year ended December 31,
	2016	2015	2014	2013	2012	2011
Fixed Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees	$(8,834,794)	$(11,031,931)	$(15,595,358)	$(26,153,158)	$(6,735,281)	$(1,353,903)
Add: fixed charges	29,011	52,982	7,094	748,605	1,494,545	103,998
Add: amortization of capitalized interest	-	-	-	-	-	-
Add: distributed income of equity investees	-	-	-	-	-	-
Add: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-		-	-	-	-
Subtract: captialized interest	-		-	-	-	-
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-		-	-	(1,456)	6,116
Earnings	$(8,805,783)	$(10,978,949)	$(15,588,264)	$(25,404,553)	$(5,242,192)	$(1,243,789)

Fixed Charge Data:
Interest expense and capitalized	$29,011	$52,982	$7,094	$610,077	$104,354	$68,816
Amortized premiums, discounts and capitalized expenses related to indebtedness	-	-	-	138,528	1,390,191	35,182
Loss on extinguishment of debt	-	-	-	-	-	-
Change in fair value on note payable	-	-	-	-	-	-
Estimate of the interest within rental expense	-	-	-	-	-	-
Total fixed charges	$29,011	$52,982	$7,094	$748,605	$1,494,545	$103,998

Ratio of earnings to fixed charges	-	-	-	-	-	-
Ratio of earning to combined fixed charges and preferred stock dividends	-	-	-	-	-	-